

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 21, 2020

Contact: John C. Rogers
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. REPORTS QUARTERLY NET INCOME

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the quarter ended June 30, 2020. Peoples recorded net income of $4.7 million for the second quarter of 2020, representing earnings per diluted common share of $0.23. In comparison, Peoples recognized a loss per diluted common share of $(0.04) for the first quarter of 2020 and earnings per diluted common share of $0.46 for the second quarter of 2019. For the six months ended June 30, 2020, diluted earnings per common share was $0.19, compared to $1.19 for the six months ended June 30, 2019.

Non-core items contained in net income (loss) included gains and losses, acquisition-related expenses, pension settlement charges, severance expenses and COVID-19 related expenses. Non-core items negatively impacted earnings (loss) per diluted common share by $0.06 for the second quarter of 2020, $0.02 for the first quarter of 2020, and $0.28 for the second quarter of 2019. Non-core items negatively impacted earnings per diluted common share by $0.08 and $0.29 for the six months ended June 30, 2020, and 2019, respectively.

"Peoples continues to maintain a strong capital position, with ratios being higher than regulatory requirements," said Chuck Sulerzyski, President and Chief Executive Officer. "Despite results being negatively impacted by an abnormally high credit loss provision, credit quality continued to be stable, with net charge-off levels holding at 0.01% of average total loans for the first six months. Because of our participation in the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP"), we have been able to help almost 3,700 businesses obtain nearly $500 million of funds since the program's inception. We also had our best quarter ever in regards to consumer indirect loan production, which originated approximately $71 million in the second quarter alone. We will continue our focus in supporting existing clients and introducing new customers we helped obtain PPP funds to the many products and services we offer."

Current expected credit loss ("CECL"):

Effective January 1, 2020, Peoples adopted Accounting Standards Update ("ASU") 2016-13 "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" and the CECL model, which upon adoption, resulted in a reduction to the retained earnings balance of $3.7 million, net of income tax, and a pre-tax increase to the allowance for credit losses of approximately $5.8 million.

First Prestonsburg Bancshares Inc. ("First Prestonsburg"):

The comparison of income statement and balance sheet results between the three and six months ended June 30, 2020 and June 30, 2019 was affected by the First Prestonsburg acquisition, which closed April 12, 2019.

COVID-19:

The income statement and balance sheet results for the three and six months ended June 30, 2020 compared to prior quarters and year to date periods were also affected by ongoing developments related to COVID-19 and the reactions of government authorities, individuals and businesses, and the impact on the economy.   Federal, state and local responses to COVID-19 have included travel restrictions, prohibition and cancellation of large-scale gatherings, restrictions on commerce and movement, and the closure of schools and colleges. The impact caused by the closures had a significant impact on the economy. Federal response to the slowing economy led to the decision by the Board of Governors of the Federal Reserve System to lower the Federal Funds effective target range 150 basis points during the first quarter of 2020 to 0.00% to 0.25% and maintained this rate during the second quarter. Additionally, changes in the London Interbank Offered Rate ("LIBOR") and the prime rate, both of which declined during the first half of 2020, affected results.

Further reaction by the federal government led to the passage of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. Tools that came out of the CARES Act included the creation of a new loan guarantee program called the Paycheck Protection Program ("PPP") targeted to provide small businesses with support to cover payroll and certain other expenses for a specified period of time. Loans made under the PPP are fully guaranteed by the SBA, and therefore, carry no related allowance for credit losses. These loans earn 1% interest, and participating banks receive an origination fee of between 1% and 5%, based on the size of the PPP loan. Peoples also recognized deferred personnel cost (decreasing salaries and employee benefit costs) of $921,000 relative to the average cost of origination of these loans, which is offset against the deferred origination fee. These fees and costs are deferred at origination and are amortized over the life of the loan, which is generally two years or until forgiven, and are recognized as a component of interest income. Peoples played an active role in assisting current and new customers in obtaining approximately $500 million in loans to support small businesses during the downturn, which was deposited into customers' deposit accounts, for the most part, at Peoples. As of June 30, 2020, Peoples had $458.0 million in PPP loans outstanding, which were included in commercial and industrial loan balances, compared to none in the first quarter as the program was initiated at the beginning of the second quarter of 2020. Peoples recognized interest income that included $1.9 million for deferred fee/cost amortization and $918,000 of interest earned on PPP loans during the second quarter of 2020.

Interest income was negatively impacted by the swift reduction in interest rates. Additionally, variable rate commercial loans that are subject to changes in LIBOR and the prime rate adjusted downward causing decreases in interest income and net interest margin. Also, the change in interest rates led to higher prepayment speeds within Peoples' investment securities portfolio, which caused an increase of $720,000 in premium amortization compared to the linked quarter, further reducing interest income and net interest margin. These decreases in interest income were offset partially by the PPP loan activity.

Individuals, families and certain businesses benefited from the CARES Act, with many receiving an economic stimulus payment directly from the federal government. Additionally, unemployment benefits were enhanced by a federal subsidy of $600 per week for individuals who had been displaced due to business closures or layoffs. Consumer spending typically increases during the second quarter of each year, but the second quarter of 2020 was heavily impacted by COVID-19. Families were no longer traveling for vacations, going out to restaurants/bars, or purchasing goods or services that were not deemed essential. The stimulus provided by the government and changes in purchasing habits have led to an overall increase in deposit balances.

Peoples incurred non-core non-interest expenses as a result of COVID-19. COVID-19-related expenses recognized during the second quarter of 2020 included unrestricted stock awards aggregating $396,000 made to employees under the level of Vice President and $250,000 in donations, mainly to community organizations. Other COVID-19-related expenses were paid to support employees and supplement needs for the temporary remote work environment.

Peoples Premium Finance:
Effective July 1, 2020, Peoples closed on the business combination under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, the division operating as Peoples Premium Finance will continue to provide insurance premium financing loans for commercial customers to purchase property and casualty insurance products through its growing network of independent insurance agency partners nationwide. Peoples Bank acquired approximately $86.5 million in loans. The transaction was expected to be immediately accretive to Peoples' earnings per share, adding approximately $0.02 to $0.04 in 2020 and $0.11 to $0.14 in 2021. Certain activity totaling $96.1 million related to the purchase was reflected in other assets as of June 30, 2020.

Statement of Operations Highlights:
- *Net interest income increased $224,000, or 1%, compared to the linked quarter and decreased $1.2 million, or 3%, compared to the second quarter of 2019.*
  - Net interest margin declined 32 basis points to 3.19% for the second quarter of 2020, compared to 3.51% for the linked quarter and 3.77% for the second quarter of 2019.
  - The changes in net interest margin compared to each of the linked quarter and the second quarter of 2019 were primarily due to the impact of the overall interest rate environment.
  - The changes in interest income for the second quarter of 2020, compared to the first quarter of 2020 and the second quarter of 2019 were caused by the significant drop in rates, and partially offset from the origination of the PPP loans which added $2.8 million in interest income.
- *Peoples recorded a provision for credit losses of $11.8 million for the second quarter of 2020, compared to a provision for credit losses of $17.0 million for the first quarter of 2020, and a provision for loan losses of $626,000 for the second quarter of 2019.*

- ◦ The provision for credit losses for the second quarter of 2020 continued to be impacted by developments related to COVID-19 and its impact on assumptions used in the CECL model.
    - ◦ Net recoveries were $369,000, or (0.05)% of average total loans annualized, for the second quarter of 2020. Gross charge-offs for the quarter totaled $681,000, compared to $2.1 million for the linked quarter.
- • *Total non-interest income, excluding net gains and losses, decreased $781,000, or 5%, compared to the linked quarter, and $915,000, or 6%, compared to the second quarter of 2019.*
    - ◦ Compared to the linked quarter and the same quarter last year, decreases in insurance commissions and deposit account service charges were only partially offset by increases in electronic banking income and commercial loan swap fees.
- • *Total non-interest expense decreased $2.5 million, or 7%, compared to the linked quarter and $7.1 million, or 18%, compared to the second quarter of 2019.*
    - ◦ The second quarter of 2020 included non-core expenses of $151,000 of pension settlement charges and $918,000 of expenses related to COVID-19. The linked quarter had pension settlement charges and COVID-19-related expenses of $368,000 and $140,000, respectively.
    - ◦ Compared to the linked quarter, salaries and employee benefit costs decreased 10%, which included a benefit recognized for deferred personnel costs associated with the origination of the PPP loans. Also contributing to the change was a decrease in medical insurance expenses.
    - ◦ The decrease compared to the second quarter of 2019 was similarly impacted by lower salaries and employee benefit costs, and lower acquisition-related expenses which had been primarily due to the acquisition of First Prestonsburg, partially offset by lower Federal Deposit Insurance Corporation ("FDIC") insurance expense.
    - ◦ For the second quarter of 2020, the efficiency ratio was 62.3% compared to 66.6% for the first quarter of 2020. The improvement in the efficiency ratio was driven by the lower total non-interest expenses compared to the prior quarter. When adjusted for non-core items, the efficiency ratio was 59.9% for the second quarter of 2020, compared to 65.6% for the first quarter of 2020.

Balance Sheet Highlights:
- • *Period-end total loan balances increased $449.6 million compared to March 31, 2020.*
    - ◦ Growth of period-end loan balances compared to March 31, 2020 was driven by higher commercial and industrial loan balances, primarily due to the PPP loan originations, as well as an increase in consumer indirect loans.
    - ◦ Average loan balances grew $386.2 million, or 13%, compared to the linked quarter, and were up 10% for the first six months of 2020 compared to 2019. The increases were driven by PPP loan originations and consumer indirect loan originations. The full period impact of loans acquired from First Prestonsburg also contributed to the increase in average balances compared to 2019 periods.
- • *Asset quality metrics were generally stable during the quarter.*
    - ◦ The provision for credit losses during the quarter was driven by the impact of the recent developments related to COVID-19 on the economic assumptions utilized within the CECL model.
    - ◦ Delinquency trends improved as loans considered current comprised 99.0% of the loan portfolio at June 30, 2020, compared to 98.5% at March 31, 2020.
    - ◦ Nonperforming assets were relatively flat, compared to March 31, 2020.
- • *Period-end total deposit balances at June 30, 2020 increased $626.5 million, or 18%, compared to March 31, 2020.*
    - ◦ The increase in total deposits compared to March 31, 2020 was driven primarily by recent fiscal stimulus payments to customers, PPP proceeds and customers maintaining higher balances in their deposit accounts.
    - ◦ Total demand deposit balances were 42% of total deposit balances at June 30, 2020 compared to 40% at March 31, 2020.

Net Interest Income:
Net interest income was $34.9 million for the second quarter of 2020, an increase of $224,000, or 1%, compared to the linked quarter. Net interest margin was 3.19% for the second quarter of 2020, compared to 3.51% for the linked quarter. Net interest income and net interest margin were both impacted by the declining interest rate environment caused by COVID-19 that continued throughout the second quarter of 2020 and resulted in lower yields on the loan portfolio and the accelerated premium amortization on the investment securities portfolio. The PPP loan income (interest and fees) of $2.8 million and a reduction of $1.3 million in interest expense on deposits benefited net interest income compared to the linked quarter.

Accretion income, net of amortization expense, from acquisitions was $955,000 for the second quarter of 2020 and $1.1 million for the first quarter of 2020, which added 9 basis points and 11 basis points, respectively, to the net interest margin.

Net interest income for the second quarter of 2020 decreased $1.2 million, or 3%, compared to the second quarter of 2019. Net interest margin decreased 58 basis points compared to 3.77% for the second quarter of 2019. The decrease in net interest income compared to the second quarter of 2019 was driven by lower yields on loans and investments, offset by PPP loan income and a reduction of $2.4 million in interest expense on deposits.

Accretion income, net of amortization expense, from acquisitions was $955,000 for the second quarter of 2020 and $1.2 million for the second quarter of 2019, which added 9 basis points and 13 basis points, respectively, to net interest margin.

For the first six months of 2020, net interest income declined $467,000, or 1%, compared to the first six months of 2019 and net interest margin decreased 44 basis points to 3.34%. Similar to the quarterly comparisons above, the changes in net interest income and interest margin were the result of lower interest rates, increased premium amortization on investment securities and loans repricing faster than deposits, all caused by the COVID-19 environment. Funding costs declined compared to the first six months of 2019, as interest rates on deposits were lowered and borrowing costs benefited from a lower rate environment.

Accretion income net of amortization expense from acquisitions was $2.0 million for the six months ended June 30, 2020, compared to $1.9 million for the six months ended June 30, 2019, which in both periods added 10 basis points, to net interest margin.

Provision for Credit Losses:

The provision for credit losses was $11.8 million for the second quarter of 2020, compared to $17.0 million for the linked quarter and a provision for loan losses of $626,000 for the second quarter of 2019. Changes in the provision for credit losses compared to the first quarter of 2020 and the second quarter of 2019 were primarily due to economic and Peoples own credit portfolio developments related to COVID-19 and their impact on assumptions used in the CECL model. Net recoveries for the second quarter of 2020 were $369,000, or (0.05)% of average total loans annualized, compared to net charge-offs of $0.5 million, or 0.07% of average total loans annualized, for the linked quarter and net charge-offs of $0.2 million, or 0.03% of average total loans annualized, for the second quarter of 2019. For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.

Net Gains and Losses:

Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Operations. Net losses realized during the second quarter of 2020 were $60,000, compared to net gains of $232,000 for the linked quarter, and net losses of $350,000 in the second quarter of 2019. During the second quarter of 2020, net losses on the disposal of fixed assets and repossessed assets were $145,000 and partially offset by gains of $62,000 on the sale of investment securities, while net gains in the first quarter were driven by $319,000 of gains recognized on the sale of investment securities. Losses during the second quarter of 2019 were driven by a net loss on repossessed assets.

For the first six months of 2020, net gains were $172,000, compared to net losses of $502,000 for the first six months of 2019. Net gains recognized during the first half of 2020 were the result of gains recognized on the sale of investment securities, offset partially by losses on asset disposals. Losses during the first half of 2019 included write-offs of fixed assets acquired from First Prestonsburg and market value write-downs related to closed offices that were held for sale.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, for the second quarter of 2020 decreased $781,000, or 5%, compared to the linked quarter. Insurance income decreased $939,000, or 23%, due to annual performance-based insurance commissions of $1.3 million, which are primarily recognized in the first quarter of each year and are a core component of insurance income, partially offset by an increase in health insurance commissions. Deposit account service charges declined $911,000 for this quarterly comparison due primarily to a $773,000 reduction in fees assessed for overdrafts and non-sufficient funds as customers have maintained higher balances in their deposit accounts. Bank owned life insurance income decreased $112,000, as a result of $109,000 of death benefits that had been recorded in the first quarter of 2020. Partially offsetting these changes was an increase in commercial loan swap fees of $711,000, driven by customer demand in the current low rate environment. Electronic banking income was up $243,000 and was driven by debit card usage from pent up demand related to the COVID-19 shutdowns. Mortgage banking income was up $188,000, due to higher loan origination volumes resulting from refinancings given the low interest rate environment.

Compared to the second quarter of 2019, non-interest income, excluding net gains and losses, was down $915,000. Deposit account service charges decreased $1.1 million, or 36%, compared to the prior year quarter. This decline was driven by lower fees assessed for overdraft and non-sufficient funds, given higher deposit balances held by Peoples' customers. Also contributing to the change was a reduction in insurance income of $295,000. These decreases were partially offset by an increase in commercial loan swap fees of $439,000, driven by customer demand, given the low-rate environment.

For the first six months of 2020, total non-interest income, excluding net gains and losses, declined $981,000, compared to the first six months of 2019. The decrease was caused by a decline in insurance income, which was driven by reduced premiums for customers as a result of market conditions. Other non-interest income also declined because of the sale of restricted Class B Visa stock last year, when Peoples recognized income of $787,000. Lastly, lower deposit account service charges were the result of a reduction in fees assessed for overdrafts and non-sufficient funds due to customers maintaining higher balances in their accounts. These declines were offset by an increase in electronic banking income, which grew 9%, due partially to the full six-month impact of the First Prestonsburg acquired accounts and higher commercial loan swap fees, due to customer demand and the low rate environment.

Total Non-interest Expense:

Total non-interest expense was down $2.5 million, or 7%, for the three months ended June 30, 2020, compared to the linked quarter, driven by a decrease in salaries and employee benefit costs of $2.0 million, or 10%. Salaries and employee benefit costs were down as a result of higher deferred personnel costs associated with PPP loan originations, which were $921,000. Also contributing to the change in salaries and employee benefits was lower stock based compensation expense due to vesting of prior awards and awards granted to retirement eligible participants that were expensed when granted. A decrease in medical insurance benefits of $622,000 during the second quarter 2020 also contributed to the change, which was partially due to the annual contributions to employee health benefit accounts that had occurred during the linked quarter as well as fewer doctor's office visits and the decline in elective procedures. Total non-interest expense in the second quarter of 2020 included $151,000 in pension settlement charges, while the first quarter of 2020 included pension settlement charges of $368,000. The decreases in the areas described above were partially offset by increases for COVID-19 expenses, which included a $250,000 donation to food banks and pantries in Peoples' market area and an employee stock award aggregating $396,000 made to employees under the level of Vice President.

Compared to the second quarter of 2019, total non-interest expense decreased $7.1 million, or 18%, primarily due to a decrease in acquisition-related expenses of $6.8 million, which had been incurred with the acquisition of First Prestonsburg. Also impacting the comparison were the higher deferred personnel costs associated with PPP loan originations, which were recognized in the second quarter of 2020. FDIC insurance premiums decreased 60% as a result of the credits that Peoples recognized because the level of the federal Deposit Insurance Fund ("DIF") continued to be above the target threshold for banks with total consolidated assets of less than $10 billion to recognize credits.

For the six months ended June 30, 2020, total non-interest expense was $66.1 million, a decrease $4.6 million compared to the same period last year. The variance was driven primarily by a reduction in other expenses including acquisition-related expenses recognized in the previous year, non-recurring salaries and employee benefits costs related to the First Prestonsburg acquisition, lower FDIC insurance premiums because of the credits mentioned above, and lower travel and entertainment expenses due to COVID-19 restrictions. These changes were partially offset by increases of 14% in electronic banking expenses, 13% in data processing and software expenses, and COVID-19 expenses.

The efficiency ratio for the second quarter of 2020 was 62.3%, compared to 66.6% for the linked quarter, and 73.2% for the second quarter of 2019. The improvement in the efficiency ratio compared to the linked quarter was primarily due to the decline in total non-interest expense. The efficiency ratio, adjusted for non-core items, was 59.9% for the second quarter of 2020, compared to 65.5% for the linked quarter, and 60.2% for the second quarter of 2019.

Income Tax Expense:

Peoples recorded income tax expense of $1.1 million for the second quarter of 2020, compared to an income tax benefit of $156,000 for the linked quarter and income tax expense of $2.2 million for the second quarter of 2019. Peoples recognized income tax expense of $980,000 for the first six months of 2020, compared to $5.6 million for the first six months of 2019. The variance between each of the comparative periods was the result of lower pre-tax income in 2020, due primarily to the higher allowance for credit losses recorded during the first half of 2020.

Loans:

Period-end total loan balances at June 30, 2020 increased $449.6 million, or 15%, compared to March 31, 2020. The increase compared to March 31, 2020 was driven by growth in commercial and industrial loan balances of $415.8 million, and consumer indirect loan balances of $32.3 million. These increases were partially offset by declines in residential real estate loan balances of $12.3 million and home equity lines of credit balances of $4.6 million. The overall increase in commercial and industrial loans was a result of the PPP loans.

Compared to December 31, 2019, period-end total loan balances grew 17%, which was mostly driven by the PPP loans, while increases in commercial real estate, and consumer indirect loans were partially offset by declines in commercial and industrial (excluding PPP loans), and residential real estate loan balances. In addition, period-end total loan balances increased $527.5 million, or 19%, compared to June 30, 2019, and were also heavily impacted by the PPP loans. Increases in commercial and industrial, commercial real estate and consumer indirect loans were partially offset by declines in residential real estate loans.

Quarterly average loan balances grew $386.2 million, or 13%, in the second quarter of 2020 compared to the linked quarter. Average commercial and industrial loan balances were up $329.8 million, or 51%, average construction loan balances increased $24.1 million, or 25%, and average residential real estate loans increased $16.5 million, or 2%.

Compared to the second quarter of 2019, quarterly average loan balances increased $430.7 million, or 15%, driven by PPP loan originations, residential real estate loan originations and purchases, and indirect consumer loan originations. Average commercial and industrial loan balances and average residential real estate loan balances increased $379.8 million, or 63%, and $35.2 million, or 5%, respectively, compared to the second quarter of 2019.

For the first six months of 2020, average loan balances grew $285.3 million, or 10%, compared to 2019. The increase was driven by the PPP loans, the First Prestonsburg acquisition and originated loan growth.

Asset Quality:

Although asset quality metrics fluctuated during the quarter, overall asset quality remained relatively stable. Criticized loans, which are those categorized as special mention, substandard or doubtful, increased $14.6 million (mainly because of two credits), or 16%, compared to March 31, 2020, and were up $8.5 million, or 9%, compared to June 30, 2019. As a percent of total loans, criticized loans were 3.14% at June 30, 2020, compared to 3.12% at March 31, 2020, 3.37% at December 31, 2019 and 3.42% at June 30, 2019. The increase in criticized loans compared to March 31, 2020 was primarily due to additional credits being downgraded during the period based upon updated information available, and was not driven by COVID-19. The increase in criticized loans compared to December 31, 2019 was driven by the recent downgrades, and was partially offset by paydowns and upgrades of several loans during the first half of 2020. Compared to June 30, 2019, the increase in criticized loans was largely due to the downgrade of a small number of commercial relationships based on updated information on the borrowers that became available. Classified loans, which are those categorized as substandard or doubtful, decreased $2.2 million, or 3%, compared to March 31, 2020, and were up $3.5 million, or 6%, from June 30, 2019. As a percent of total loans, classified loans were 1.98% at June 30, 2020, compared to 2.36% at March 31, 2020, 2.30% at December 31, 2019 and 2.23% at June 30, 2019. The decrease in classified loans compared to March 31, 2020 was driven by the upgrade of two commercial loan relationships and paydowns of six commercial relationships totaling $1.9 million. Compared to June 30, 2019, the increase in classified loans was driven by the downgrade of a commercial loan relationship totaling $3.6 million.

Total nonperforming assets compared to March 31, 2020, increased $5.2 million, or 24%, compared to December 31, 2019 and were up $7.0 million, or 35%, compared to June 30, 2019. The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category as of January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, and were accreting income from the discount that had been recognized due to acquisition accounting. Nonperforming assets as a percent of total loans and OREO were 0.80% at June 30, 2020, down from 0.94% at March 31, 2020, and were up from 0.76% at December 31, 2019 and 0.71% at June 30, 2019.

Annualized net recoveries were (0.05)% of average total loans for the second quarter of 2020, compared to annualized net charge-offs of 0.07% for the linked quarter. Annualized net charge-offs were 0.03% of average total loans for the second quarter of 2019. The second quarter of 2020 included a recovery of $750,000, while the first quarter of 2020 and the second quarter of 2019 included a recovery of $1.2 million and $1.8 million, respectively, on a previously charged-off commercial loan. Annualized net charge-offs were 0.01% of average total loans for the first six months of 2020, compared to net recoveries of (0.06)% of average total loans for the same period of 2019.

At June 30, 2020, the allowance for credit losses increased to $54.4 million, from $42.8 million at March 31, 2020 compared to an allowance for loan losses of $21.6 million at December 31, 2019 and $21.4 million at June 30, 2019. The increase in the allowance for credit losses compared to March 31, 2020 was primarily due to the recent developments related to COVID-19 and the resulting impact on the economic assumptions used in estimating the allowance for credit losses under the CECL model. The increases in the allowance for credit losses compared to December 31, 2019 and June 30, 2019 were related to the impact of COVID-19 on the CECL model, as well as the implementation of the CECL accounting standard. The ratio of the allowance for credit losses as a percent of total loans increased to 1.62% at June 30, 2020, compared to 1.47% at March 31, 2020, 0.75% at December 31, 2019 and 0.75% at June 30, 2019.

Deposits:

As of June 30, 2020, period-end deposit balances were up $626.5 million, or 18%, compared to March 31, 2020. The increase was driven by proceeds from PPP loans, the recent fiscal stimulus and changes in consumer spending habits. Non-interest-bearing deposit account balances grew $278.5 million, or 38%, compared to the linked quarter. Brokered deposits were up $187.7 million, or 141%, compared to the linked quarter, reflecting growth as an alternative lower-cost funding source compared to other borrowings available.

Compared to December 31, 2019, period-end deposit balances grew $733.5 million, or 22%, and were up $661.3 million, or 20%, compared to June 30, 2019.

Average deposit balances during the second quarter of 2020 increased $490.6 million, or 15%, compared to the linked quarter. Compared to the second quarter of 2019, quarterly average deposits increased $559.1 million, or 17%. For the first six months of 2020, average deposit balances grew $421.9 million, or 13%.

The change in all comparable periods was largely due to the recent fiscal stimulus, proceeds from PPP loans, changed consumer spending habits and the First Prestonsburg acquisition completed during 2019. Total demand deposit accounts comprised 42% of total deposits at June 30, 2020 compared to 40% at March 31, 2020, and 37% at June 30, 2019.

Stockholders' Equity:

At June 30, 2020, the tier 1 risk-based capital ratio was 13.69%, compared to 14.16% at March 31, 2020, 14.84% at December 31, 2019 and 14.41% at June 30, 2019. The common equity tier 1 risk-based capital ratio was 13.44% at June 30, 2020, compared to 13.91% at March 31, 2020, 14.59% at December 31, 2019 and 14.16% at June 30, 2019. The total risk-based capital ratio was 14.94% at June 30, 2020, compared to 15.38% at March 31, 2020, 15.58% at December 31, 2019 and 15.14% at June 30, 2019. Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios. Compared to each of March 31, 2020, December 31, 2019 and June 30, 2019, the capital ratios were impacted by the repurchase of common shares, which reduced capital.

Total shareholders' equity at June 30, 2020 declined by $14.5 million, or 2%, compared to March 31, 2020, which was driven by a combination of the repurchase of 447,931 common shares for a total of $9.8 million during the second quarter, dividends paid of $7.0 million and a decrease in accumulated other comprehensive income of $3.6 million. These were partially offset by net income of $4.7 million during the quarter. The change in accumulated other comprehensive income was the result of the changes in the market value of available-for-sale investment securities during the period.

Book value per share and tangible book value per share, which excludes goodwill and other intangible assets, at June 30, 2020 were $28.57 and $19.70, respectively, compared to $28.69 and $19.97, respectively at March 31, 2020. The ratio of total shareholders' equity to total assets and the tangible equity to tangible assets ratio, which exclude goodwill and other intangible assets, decreased 164 and 131 basis points, respectively, compared to March 31, 2020, due primarily to the changes in equity noted above.

Total shareholders' equity at June 30, 2020 declined $25.2 million, or 4%, compared to December 31, 2019, which was mainly due to the repurchase of 884,068 shares for a total of $20.0 million and dividends paid of $13.9 million. Peoples also made a $3.7 million adjustment to retained earnings related to the adoption of the CECL accounting standard. These decreases were offset by net income of $4.0 million and a $6.1 million increase in accumulated other comprehensive income.

Total shareholders' equity at June 30, 2020 decreased $9.8 million, or 2%, compared to June 30, 2019, which was mainly due to the repurchase of 910,495 common shares for a total of $20.8 million between July 1, 2019 and June 30, 2020, dividends paid of $27.8 million and a $3.7 million adjustment related to the adoption of the CECL accounting standard. These decreases were offset by net income of $33.7 million over the twelve-month period and an increase in accumulated other comprehensive income of $4.3 million. The increase in accumulated other comprehensive income was the result of a higher market value related to the available-for-sale investment securities portfolio, which was driven by changes in interest rates from June 30, 2019 to June 30, 2020. Compared to June 30, 2019, book value per share increased $0.59 from $27.98 to $28.57 and tangible book value per share increased $0.26 from $19.44 at June 30, 2019 to $19.70 at June 30, 2020. The change in shareholders' equity discussed above drove increases in book value per share and tangible book value per share. The ratio of total shareholders' equity to total assets, and the tangible equity to tangible assets ratio decreased compared to June 30, 2019.

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Headquartered in Marietta, Ohio since 1902, Peoples has established a heritage of financial stability, growth and community impact. Peoples has $5.0 billion in total assets and 89 locations, including 77 full-service bank branches in Ohio, Kentucky and West Virginia. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies.

Conference Call to Discuss Earnings:

    Peoples will conduct a facilitated conference call to discuss second quarter 2020 results of operations on July 21, 2020 at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:

    This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses. COVID-19 expenses recognized during the first six months of 2020 included unrestricted stock awards aggregating $396,000 made to employees under the level of Vice President and $350,000 in donations, mainly to community organizations. Other COVID-19 expenses were paid to support employees and supplement needs for the temporary remote work environment.

- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19 expenses, the amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

- Tangible assets, tangible equity and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.

- Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and/or losses included in earnings.

- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for credit losses and all gains and/or losses included in earnings.

- Return on average assets adjusted for non-core items is calculated as annualized net (loss) income (less the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses) divided by average assets. This measure is non-US GAAP since it excludes the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses.

- Return on average tangible stockholders' equity is calculated as annualized net (loss) income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

    A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the ever-changing effects of the COVID-19 pandemic - the duration, extent and severity of which are impossible to predict - on economies (local, national and international) and markets, and on our customers, counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities, including actions directed toward the containment of the COVID-19 pandemic and stimulus packages, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(2) changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures taken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;

(3) the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the expansion of commercial and consumer lending activity;

(4) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(5) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Coronavirus Aid, Relief and Economic Security ("CARES") Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) the effects of easing restrictions on participants in the financial services industry;

(7) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(9) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer creditworthiness generally, which may be less favorable than expected in light of the COVID-19 pandemic and adversely impact the amount of interest income generated;

(10) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;

(11) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;

(12) the impact of estimates and inputs used within models, which may vary materially from actual outcomes, including under the current expected credit loss model (or "CECL model");

(13) the discontinuation of London Interbank Offered Rate and other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(14) adverse changes in the conditions and trends in the financial markets, including the impacts of the COVID-19 pandemic and the related responses by governmental and nongovernmental authorities to the pandemic, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(15) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(16) Peoples' ability to receive dividends from its subsidiaries;

(17) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(18) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(19) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(20) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(21) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(22) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic), legislative or regulatory initiatives (including those in response to the COVID-19 pandemic), or other factors, which may be different than anticipated;

(23) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(24) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, or violence;

(25) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics (including COVID-19), cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts;

(26) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;

(27) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;

(28) Peoples' ability to identify, acquire, or integrate suitable strategic acquisitions, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(29) Peoples' continued ability to grow deposits; and

(30) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and under the heading "ITEM 1A. RISK FACTORS" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020. Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by US GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its June 30, 2020 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	At or For the Three Months Ended			At or For the Six Months Ended	
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
PER COMMON SHARE:					
Earnings (loss) per common share:					
Basic	$ 0.24	$ (0.04)	$ 0.47	$ 0.19	$ 1.20
Diluted	0.23	(0.04)	0.46	0.19	1.19
Cash dividends declared per common share	0.34	0.34	0.34	0.68	0.64
Book value per common share	28.57	28.69	27.98	28.57	27.98
Tangible book value per common share (a)	19.70	19.97	19.44	19.70	19.44
Closing price of common shares at end of period	$ 21.28	$ 22.15	$ 32.26	$ 21.28	$ 32.26
SELECTED RATIOS:					
Return on average stockholders' equity (b)	3.34 %	(0.52)%	6.81 %	1.37 %	8.87 %
Return on average tangible equity (b)(c)	5.42 %	(0.18)%	10.55 %	2.54 %	13.49 %
Return on average assets (b)	0.40 %	(0.07)%	0.91 %	0.17 %	1.17 %
Return on average assets adjusted for non-core items (b)(d)	0.48 %	(0.05)%	1.44 %	0.23 %	1.47 %
Efficiency ratio (e)	62.34 %	66.64 %	73.24 %	64.50 %	68.09 %
Efficiency ratio adjusted for non-core items (f)	59.94 %	65.55 %	60.21 %	62.76 %	61.19 %
Pre-provision net revenue to total average assets (b)(g)	1.48 %	1.45 %	1.21 %	1.47 %	1.49 %
Net interest margin (b)(h)	3.19 %	3.51 %	3.77 %	3.34 %	3.78 %
Dividend payout ratio (i)(j)	NM	NM	73.30 %	NM	53.84 %

(a) Tangible book value per common share represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(b) Ratios are presented on an annualized basis.

(c) Return on average tangible equity represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(d) Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses. Additional information regarding the calculation of this ratio is included at the end of this new release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(e) The efficiency ratio is defined as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(f) The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this new release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(g) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This ratio represents a non-US GAAP financial measure since it excludes the provision for credit losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(h) Information presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.

(i) This ratio is calculated based on dividends declared during the period divided by net income (loss) for the period.

(j) NM = not meaningful.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

		Three Months Ended			Six Months Ended	
		June 30,	March 31,	June 30,	June 30,	
(Dollars in thousands, except per share data)		2020	2020	2019	2020	2019
Total interest income	$	39,306 $	40,862 $	43,621 $	80,168 $	84,197
Total interest expense		4,446	6,226	7,572	10,672	14,234
Net interest income		34,860	34,636	36,049	69,496	69,963
Provision for credit losses (a)		11,834	16,969	626	28,803	363
Net interest income after provision for credit losses		23,026	17,667	35,423	40,693	69,600
Non-interest income:						
Electronic banking income		3,523	3,280	3,267	6,803	6,254
Trust and investment income		3,316	3,262	3,401	6,578	6,513
Insurance income		3,191	4,130	3,486	7,321	8,107
Deposit account service charges		1,909	2,820	2,977	4,729	5,318
Mortgage banking income		938	750	1,000	1,688	1,788
Commercial loan swap fees		955	244	516	1,199	662
Bank owned life insurance income		470	582	490	1,052	975
Net gain (loss) on investment securities		62	319	(57)	381	(27)
Net loss on asset disposals and other transactions		(122)	(87)	(293)	(209)	(475)
Other non-interest income		422	437	502	859	1,603
Total non-interest income		14,664	15,737	15,289	30,401	30,718
Non-interest expense:						
Salaries and employee benefit costs		17,985	19,918	20,824	37,903	40,026
Net occupancy and equipment expense		3,151	3,154	3,132	6,305	6,110
Electronic banking expense		1,879	1,865	1,693	3,744	3,270
Professional fees		1,834	1,693	2,344	3,527	3,620
Data processing and software expense		1,754	1,752	1,567	3,506	3,112
Franchise tax expense		881	882	772	1,763	1,477
Amortization of other intangible assets		728	729	824	1,457	1,518
Marketing expense		632	473	490	1,105	1,084
Foreclosed real estate and other loan expenses		335	578	469	913	724
Communication expense		294	280	317	574	595
FDIC insurance premiums (credits)		152	(5)	381	147	752
Other non-interest expense		2,180	3,006	6,063	5,186	8,448
Total non-interest expense		31,805	34,325	38,876	66,130	70,736
Income (loss) before income taxes		5,885	(921)	11,836	4,964	29,582
Income tax expense (benefit)		1,136	(156)	2,238	980	5,615
Net income (loss)	$	4,749 $	(765) $	9,598 $	3,984 $	23,967
PER COMMON SHARE DATA:						
Earnings (loss) per common share – basic	$	0.24 $	(0.04) $	0.47 $	0.19 $	1.20
Earnings (loss) per common share – diluted	$	0.23 $	(0.04) $	0.46 $	0.19 $	1.19
Cash dividends declared per common share	$	0.34 $	0.34 $	0.34 $	0.68 $	0.64
Weighted-average common shares outstanding – basic		19,720,315	20,367,564	20,277,028	20,043,329	19,824,035
Weighted-average common shares outstanding – diluted		19,858,880	20,538,214	20,442,366	20,183,222	19,972,350
Common shares outstanding at end of period		19,925,083	20,346,843	20,696,041	19,925,083	20,696,041

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for (recovery of) loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)		June 30, 2020 (Unaudited)		December 31, 2019
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**58,257**	$	53,263
Interest-bearing deposits in other banks		**161,017**		61,930
Total cash and cash equivalents		**219,274**		115,193
Available-for-sale investment securities, at fair value (amortized cost of $853,072 at June 30, 2020 and $929,395 at December 31, 2019) (a)		**877,851**		936,101
Held-to-maturity investment securities, at amortized cost (fair value of $39,338 at June 30, 2020 and $32,541 at December 31, 2019) (a)(b)		**37,367**		31,747
Other investment securities		**42,656**		42,730
Total investment securities (a)(b)		**957,874**		1,010,578
Loans, net of deferred fees and costs (b)(c)		**3,361,019**		2,873,525
Allowance for credit losses (b)		**(54,362)**		(21,556)
Net loans		**3,306,657**		2,851,969
Loans held for sale		**17,009**		6,499
Bank premises and equipment, net of accumulated depreciation		**61,771**		61,846
Bank owned life insurance		**70,665**		69,722
Goodwill		**165,805**		165,701
Other intangible assets		**10,820**		11,802
Other assets		**175,944**		60,855
Total assets	$	**4,985,819**	$	4,354,165
Liabilities				
Deposits:				
Non-interest-bearing	$	**1,005,732**	$	671,208
Interest-bearing		**3,019,152**		2,620,204
Total deposits		**4,024,884**		3,291,412
Short-term borrowings		**177,912**		316,977
Long-term borrowings		**112,536**		83,123
Accrued expenses and other liabilities (b)		**101,310**		68,260
Total liabilities	$	**4,416,642**	$	3,759,772
Stockholders' equity				
Preferred shares, no par value, 50,000 shares authorized, no shares issued at June 30, 2020 and December 31, 2019		**—**		—
Common shares, no par value, 24,000,000 shares authorized, 21,173,862 shares issued at June 30, 2020 and 21,156,143 shares issued at December 31, 2019, including shares held in treasury		**421,236**		420,876
Retained earnings (b)		**173,572**		187,149
Accumulated other comprehensive income (loss), net of deferred income taxes		**4,634**		(1,425)
Treasury stock, at cost, 1,299,219 shares at June 30, 2020 and 504,182 shares at December 31, 2019		**(30,265)**		(12,207)
Total stockholders' equity	$	**569,177**	$	594,393
Total liabilities and stockholders' equity	$	**4,985,819**	$	4,354,165

(a) Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $6,000, respectively, as of June 30, 2020.

(b) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted in the establishment of a $7,000 allowance for credit losses for held-to-maturity investment securities; an increase in loan balances of $2.6 million to establish the allowance for credit losses for purchased credit deteriorated loans; an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million; the addition of a $1.5 million unfunded commitment liability included in accrued expenses and other liabilities; and a reduction to retained earnings of $3.7 million, net of statutory federal corporate income tax.

(c) Also referred to throughout this document as "total loans" and "loans held for investment."

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)	June 30, 2020		March 31, 2020		December 31, 2019		September 30, 2019		June 30, 2019	
Loan Portfolio										
Construction	$	109,953	$	110,865	$	88,518	$	104,773	$	109,679
Commercial real estate, other		914,420		897,817		833,238		830,199		842,970
Commercial and industrial		1,070,326		654,530		662,993		608,240		599,966
Residential real estate		613,084		625,366		661,476		667,017		647,612
Home equity lines of credit		123,384		128,011		132,704		134,852		131,636
Consumer, indirect		450,334		418,066		417,185		423,284		419,685
Consumer, direct		78,926		76,172		76,533		80,870		81,309
Deposit account overdrafts		592		610		878		1,081		676
Total loans	$	3,361,019	$	2,911,437	$	2,873,525	$	2,850,316	$	2,833,533
Total acquired loans (a)	$	582,743	$	611,608	$	599,686	$	627,725	$	659,081
Total originated loans	$	2,778,276	$	2,299,829	$	2,273,839	$	2,222,591	$	2,174,452
Deposit Balances										
Non-interest-bearing deposits (b)	$	1,005,732	$	727,266	$	671,208	$	677,232	$	643,058
Interest-bearing deposits:										
Interest-bearing demand accounts (b)		666,181		637,011		635,720		622,496		610,464
Retail certificates of deposit		474,593		487,153		490,830		488,942		497,221
Money market deposit accounts		598,641		485,999		469,893		441,989		428,213
Governmental deposit accounts		377,787		400,184		293,908		337,941		331,754
Savings accounts		580,703		527,295		521,914		526,372		526,746
Brokered deposits		321,247		133,522		207,939		262,230		326,157
Total interest-bearing deposits	$	3,019,152	$	2,671,164	$	2,620,204	$	2,679,970	$	2,720,555
Total deposits	$	4,024,884	$	3,398,430	$	3,291,412	$	3,357,202	$	3,363,613
Total demand deposits (b)	$	1,671,913	$	1,364,277	$	1,306,928	$	1,299,728	$	1,253,522
Asset Quality										
Nonperforming assets (NPAs):										
Loans 90+ days past due and accruing (c)	$	1,880	$	1,543	$	3,932	$	4,515	$	3,449
Nonaccrual loans (c)		25,029		25,482		17,781		16,200		16,591
Total nonperforming loans (NPLs)		26,909		27,025		21,713		20,715		20,040
Other real estate owned (OREO)		236		226		227		289		123
Total NPAs	$	27,145	$	27,251	$	21,940	$	21,004	$	20,163
Criticized loans (d)	$	105,499	$	90,881	$	96,830	$	100,434	$	97,016
Classified loans (e)		66,567		68,787		66,154		58,938		63,048
Allowance for credit losses as a percent of NPLs (f)(g)(h)		202.02 %		158.49 %		99.28 %		104.20 %		106.57 %
NPLs as a percent of total loans (g)(h)		0.80 %		0.93 %		0.75 %		0.73 %		0.71 %
NPAs as a percent of total assets (g)(h)		0.54 %		0.61 %		0.50 %		0.48 %		0.47 %
NPAs as a percent of total loans and OREO (g)(h)		0.80 %		0.94 %		0.76 %		0.74 %		0.71 %
Criticized loans as a percent of total loans (g)		3.14 %		3.12 %		3.37 %		3.52 %		3.42 %
Classified loans as a percent of total loans (g)		1.98 %		2.36 %		2.30 %		2.07 %		2.23 %
Allowance for credit losses as a percent of total loans (f)(g)		1.62 %		1.47 %		0.75 %		0.76 %		0.75 %
Capital Information (i)(j)(k)										
Common equity tier 1 risk-based capital ratio		13.44 %		13.91 %		14.59 %		14.23 %		14.16 %
Tier 1 risk-based capital ratio		13.69 %		14.16 %		14.84 %		14.48 %		14.41 %
Total risk-based capital ratio (tier 1 and tier 2)		14.94 %		15.38 %		15.58 %		15.22 %		15.14 %
Tier 1 leverage ratio		8.96 %		10.06 %		10.41 %		10.28 %		10.26 %
Common equity tier 1 capital	$	408,619	$	415,768	$	427,415	$	417,468	$	410,978
Tier 1 capital		416,150		423,259		434,866		424,877		418,345
Total capital (tier 1 and tier 2)		454,152		459,727		456,422		446,462		439,702
Total risk-weighted assets	$	3,040,145	$	2,988,263	$	2,930,355	$	2,933,848	$	2,903,386
Total shareholders' equity to total assets		11.42 %		13.06 %		13.65 %		13.39 %		13.54 %
Tangible equity to tangible assets (l)		8.16 %		9.47 %		9.98 %		9.71 %		9.81 %

(a)   Includes all loans acquired in 2012 and thereafter.
(b)   The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.

(c) The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.
(d) Includes loans categorized as a special mention, substandard, or doubtful.
(e) Includes loans categorized as substandard or doubtful.
(f) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million.
(g) Data presented as of the end of the period indicated.
(h) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(i) June 30, 2020 data based on preliminary analysis and subject to revision.
(j) Peoples' capital conservation buffer was 6.94% at June 30, 2020, 7.38% at March 31, 2020, 7.58% at December 31, 2019, 7.22% at September 30, 2019, and 7.14% at June 30, 2019, compared to required capital conservation buffer of 2.50%.
(k) Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios.
(l) This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

PROVISION FOR CREDIT LOSSES INFORMATION (Unaudited)

	Three Months Ended			Six Months Ended	
	June 30,	**March 31,**	**June 30,**	**June 30,**	
(Dollars in thousands)	**2020**	**2020**	**2019**	**2020**	**2019**
Provision for credit losses (a)					
Provision for other credit losses	**$ 11,773**	$ 16,824	$ 475	**$ 28,597**	$ 115
Provision for checking account overdrafts credit losses	**61**	145	151	**206**	248
Total provision for credit losses	**$ 11,834**	$ 16,969	$ 626	**$28,803**	$ 363
Net charge-offs (recoveries)					
Gross charge-offs	**$ 681**	$ 2,075	$ 665	**$ 2,756**	$ 1,668
Recoveries	**1,050**	1,577	457	**2,627**	2,467
Net charge-offs (recoveries)	**$ (369)**	$ 498	$ 208	**$ 129**	$ (799)
Net charge-offs (recoveries) by type					
Commercial real estate, other	**$ 129**	$ (106)	$ 41	**$ 23**	$ 144
Commercial and industrial	**(790)**	(267)	(228)	**(1,057)**	(1,949)
Residential real estate	**(84)**	61	(35)	**(23)**	43
Home equity lines of credit	**1**	13	(1)	**14**	7
Consumer, indirect	**264**	596	299	**860**	657
Consumer, direct	**41**	48	6	**89**	56
Deposit account overdrafts	**70**	153	126	**223**	243
Total net charge-offs (recoveries)	**$ (369)**	$ 498	$ 208	**$ 129**	$ (799)
Net charge-offs (recoveries) as a percent of average total loans (annualized)	**(0.05)%**	0.07 %	0.03 %	**0.01 %**	(0.06)%

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for (recovery of) loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

SUPPLEMENTAL INFORMATION (Unaudited)

	June 30,	**March 31,**	**December 31,**	**September 30,**	**June 30,**
(Dollars in thousands)	**2020**	**2020**	**2019**	**2019**	**2019**
Trust assets under administration and management	**$ 1,552,785**	$ 1,385,161	$ 1,572,933	$ 1,504,036	$ 1,501,110
Brokerage assets under administration and management	**885,138**	816,260	944,002	904,191	887,745
Mortgage loans serviced for others	**491,545**	503,158	496,802	488,724	473,443
Employees (full-time equivalent)	**894**	898	900	910	918

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended								
	June 30, 2020			March 31, 2020			June 30, 2019		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 164,487	$ 48	0.12 %	$ 73,798	$ 236	1.29 %	$ 27,979	$ 263	3.77 %
Investment securities (a)(b)(c)	1,006,396	4,990	1.98 %	1,035,116	6,257	2.42 %	992,668	6,929	2.79 %
Loans (b)(c)(d):									
Construction	121,982	1,226	3.98 %	97,839	1,251	5.06 %	124,334	1,655	5.27 %
Commercial real estate, other	849,070	8,873	4.13 %	837,602	10,057	4.75 %	833,991	11,322	5.37 %
Commercial and industrial	979,206	8,842	3.57 %	649,437	7,424	4.52 %	599,432	8,081	5.33 %
Residential real estate (e)	682,216	8,257	4.84 %	665,737	8,371	5.03 %	646,978	7,918	4.90 %
Home equity lines of credit	128,632	1,493	4.67 %	131,673	1,775	5.42 %	132,395	2,006	6.08 %
Consumer, indirect	421,972	4,554	4.34 %	415,986	4,409	4.26 %	412,986	4,255	4.13 %
Consumer, direct	77,830	1,292	6.68 %	76,707	1,354	7.10 %	80,442	1,459	7.27 %
Total loans	3,260,908	34,537	4.22 %	2,874,981	34,641	4.80 %	2,830,558	36,696	5.20 %
Allowance for credit losses (c)	(48,768)			(27,548)			(21,311)		
Net loans	3,212,140			2,847,433			2,809,247		
Total earning assets	4,383,023	39,575	3.60 %	3,956,347	41,134	4.14 %	3,829,894	43,888	4.56 %
Goodwill and other intangible assets	177,012			177,984			175,169		
Other assets	267,981			247,296			234,716		
Total assets	$ 4,828,016			$ 4,381,627			$ 4,239,779		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 563,213	$ 33	0.02 %	$ 522,893	$ 74	0.06 %	$ 523,295	$ 110	0.08 %
Governmental deposit accounts	370,999	445	0.48 %	328,407	715	0.88 %	331,607	848	1.03 %
Interest-bearing demand accounts	655,711	71	0.04 %	628,677	248	0.16 %	603,494	231	0.15 %
Money market accounts	575,858	360	0.25 %	476,477	673	0.57 %	414,307	654	0.63 %
Retail certificates of deposit	481,305	1,870	1.56 %	488,948	2,059	1.69 %	477,530	2,079	1.75 %
Brokered deposits	192,230	505	1.06 %	191,955	860	1.80 %	272,693	1,797	2.64 %
Total interest-bearing deposits	2,839,316	3,284	0.47 %	2,637,357	4,629	0.71 %	2,622,926	5,719	0.87 %
Short-term borrowings	183,989	574	1.25 %	253,634	1,039	1.65 %	240,594	1,233	2.06 %
Long-term borrowings	135,398	588	1.75 %	109,275	558	2.05 %	103,865	620	2.39 %
Total borrowed funds	319,387	1,162	1.46 %	362,909	1,597	1.77 %	344,459	1,853	2.16 %
Total interest-bearing liabilities	3,158,703	4,446	0.57 %	3,000,266	6,226	0.83 %	2,967,385	7,572	1.02 %
Non-interest-bearing deposits	997,179			708,512			654,468		
Accrued expenses and other liabilities	99,993			76,603			52,934		
Total liabilities	4,255,875			3,785,381			3,674,787		
Stockholders' equity	572,141			596,246			564,992		
Total liabilities and stockholders' equity	$ 4,828,016			$ 4,381,627			$ 4,239,779		
Net interest income/spread (b)		$ 35,129	3.03 %		$ 34,908	3.31 %		$ 36,316	3.54 %
Net interest margin (b)			3.19 %			3.51 %			3.77 %

(Dollars in thousands)	Six Months Ended					
	June 30, 2020			June 30, 2019		
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	$ 119,143	$ 284	0.48 %	$ 22,145	$ 439	4.00 %
Investment securities (a)(b)(c)	1,020,755	11,247	2.20 %	928,707	13,456	2.90 %
Loans (b)(c)(d):						
Commercial real estate, construction	109,910	2,477	4.46 %	127,988	3,387	5.26 %
Commercial real estate, other	843,336	18,930	4.44 %	820,163	21,918	5.32 %
Commercial and industrial	814,321	16,266	3.95 %	589,249	15,762	5.32 %
Residential real estate (e)	673,976	16,628	4.93 %	625,236	14,845	4.75 %
Home equity lines of credit	130,152	3,268	5.05 %	131,746	3,866	5.92 %
Consumer, indirect	418,979	8,963	4.30 %	411,489	8,343	4.09 %
Consumer, other	77,269	2,646	6.89 %	76,969	2,648	6.94 %
Total loans	3,067,943	69,178	4.49 %	2,782,840	70,769	5.07 %
Allowance for credit losses (c)	(38,158)			(20,861)		
Net loans	3,029,785			2,761,979		
Total earning assets	4,169,683	80,709	3.85 %	3,712,831	84,664	4.55 %
Goodwill and other intangible assets	177,498			168,458		
Other assets	257,640			232,114		
Total assets	$ 4,604,821			$ 4,113,403		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	$ 543,053	$ 107	0.04 %	$ 498,115	$ 201	0.08 %
Governmental deposit accounts	349,703	1,160	0.67 %	314,666	1,405	0.90 %
Interest-bearing demand accounts	642,194	319	0.10 %	586,577	478	0.16 %
Money market deposit accounts	526,168	1,033	0.39 %	404,868	1,185	0.59 %
Retail certificates of deposit	485,126	3,929	1.63 %	437,476	3,496	1.61 %
Brokered deposits	192,093	1,365	1.43 %	293,313	3,798	2.61 %
Total interest-bearing deposits	2,738,337	7,913	0.58 %	2,535,015	10,563	0.84 %
Short-term borrowings	218,811	1,613	1.48 %	242,663	2,406	2.00 %
Long-term borrowings	122,336	1,146	1.88 %	106,037	1,265	2.40 %
Total borrowed funds	341,147	2,759	1.62 %	348,700	3,671	2.12 %
Total interest-bearing liabilities	3,079,484	10,672	0.70 %	2,883,715	14,234	0.99 %
Non-interest-bearing deposits	852,846			634,308		
Other liabilities	88,298			50,674		
Total liabilities	4,020,628			3,568,697		
Stockholders' equity	584,193			544,706		
Total liabilities and equity	$ 4,604,821			$ 4,113,403		
Net interest income/spread (a)		$ 70,037	3.15 %		$ 70,430	3.56 %
Net interest margin (a)			3.34 %			3.78 %

(a) Average balances are based on carrying value.
(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.
(c) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted in the establishment of an allowance for credit losses for held-to-maturity investment securities; an increase in loan balances of $2.6 million to establish the allowance for credit losses for purchased credit deteriorated loans; an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million; the addition of a $1.5 million unfunded commitment liability included in accrued expenses and other liabilities; and a reduction to retained earnings of $3.7 million, net of statutory federal corporate income tax.
(d) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.
(e) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. Peoples also uses the non-US GAAP financial measures for calculating incentive compensation. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | | Three Months Ended | | | | | Six Months Ended | | | |
| | | June 30, 2020 | | March 31, 2020 | | June 30, 2019 | | June 30, | | |
(Dollars in thousands)								2020		2019
Core non-interest expense:										
Total non-interest expense	$	31,805	$	34,325	$	38,876	$	66,130	$	70,736
Less: acquisition-related expenses		47		30		6,770		77		7,023
Less: pension settlement charges		151		368		—		519		—
Less: severance expenses		79		13		—		92		—
Less: COVID-19 expenses		918		140		—		1,058		—
Core non-interest expense	$	30,610	$	33,774	$	32,106	$	64,384	$	63,713

| | | Three Months Ended | | | | | Six Months Ended | | | |
| | | June 30, 2020 | | March 31, 2020 | | June 30, 2019 | | June 30, | | |
(Dollars in thousands)								2020		2019
Efficiency ratio:										
Total non-interest expense		31,805	$	34,325		38,876		66,130		70,736
Less: amortization of other intangible assets		728		729		824		1,457		1,518
Adjusted non-interest expense	$	31,077	$	33,596	$	38,052	$	64,673	$	69,218
Total non-interest income	$	14,664	$	15,737	$	15,289	$	30,401	$	30,718
Less: net gain (loss) on investment securities		62		319		(57)		381		(27)
Less: net loss on asset disposals and other transactions		(122)		(87)		(293)		(209)		(475)
Total non-interest income, excluding net gains and losses	$	14,724	$	15,505	$	15,639	$	30,229	$	31,220
Net interest income	$	34,860	$	34,636	$	36,049	$	69,496	$	69,963
Add: fully tax-equivalent adjustment (a)		269		272		267		541		467
Net interest income on a fully tax-equivalent basis	$	35,129	$	34,908	$	36,316	$	70,037	$	70,430
Adjusted revenue	$	49,853	$	50,413	$	51,955	$	100,266	$	101,650
Efficiency ratio		62.34 %		66.64 %		73.24 %		64.50 %		68.09 %
Efficiency ratio adjusted for non-core items:										
Core non-interest expense	$	30,610	$	33,774	$	32,106	$	64,384	$	63,713
Less: amortization of other intangible assets		728		729		824		1,457		1,518
Adjusted core non-interest expense	$	29,882	$	33,045	$	31,282	$	62,927	$	62,195
Adjusted revenue	$	49,853	$	50,413	$	51,955	$	100,266	$	101,650
Efficiency ratio adjusted for non-core items		59.94 %		65.55 %		60.21 %		62.76 %		61.19 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

(Dollars in thousands, except per share data)	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Tangible equity:					
Total stockholders' equity	$ 569,177	$ 583,721	$ 594,393	$ 588,533	$ 579,022
Less: goodwill and other intangible assets	176,625	177,447	177,503	179,126	176,763
Tangible equity	$ 392,552	$ 406,274	$ 416,890	$ 409,407	$ 402,259
Tangible assets:					
Total assets	$ 4,985,819	$ 4,469,120	$ 4,354,165	$ 4,396,148	$ 4,276,376
Less: goodwill and other intangible assets	176,625	177,447	177,503	179,126	176,763
Tangible assets	$ 4,809,194	$ 4,291,673	$ 4,176,662	$ 4,217,022	$ 4,099,613
Tangible book value per common share:					
Tangible equity	$ 392,552	$ 406,274	$ 416,890	$ 409,407	$ 402,259
Common shares outstanding	19,925,083	20,346,843	20,698,941	20,700,630	20,696,041
Tangible book value per common share	$ 19.70	$ 19.97	$ 20.14	$ 19.78	$ 19.44
Tangible equity to tangible assets ratio:					
Tangible equity	$ 392,552	$ 406,274	$ 416,890	$ 409,407	$ 402,259
Tangible assets	$ 4,809,194	$ 4,291,673	$ 4,176,662	$ 4,217,022	$ 4,099,613
Tangible equity to tangible assets	8.16 %	9.47 %	9.98 %	9.71 %	9.81 %

	Three Months Ended			Six Months Ended	
	June 30,	March 31,	June 30,	June 30,	
(Dollars in thousands, except per share data)	2020	2020	2019	2020	2019
Pre-provision net revenue:					
Income (loss) before income taxes	$ 5,885	$ (921)	$ 11,836	$ 4,964	$ 29,582
Add: provision for credit losses (a)	11,834	16,969	626	28,803	363
Add: net loss on OREO	—	17	24	17	49
Add: net loss on investment securities	—	—	57	—	27
Add: net loss on other assets	145	70	274	215	431
Add: net loss on other transactions	—	—	—	—	—
Less: recovery of credit losses (a)	—	—	—	—	—
Less: net gain on OREO	1	—	—	1	—
Less: net gain on investment securities	62	319	—	381	—
Less: net gain on other transactions	22	—	5	22	5
Pre-provision net revenue	$ 17,779	$ 15,816	$ 12,812	$ 33,595	$ 30,447
Total average assets	$ 4,828,016	$ 4,381,627	$ 4,239,779	$ 4,604,821	$ 4,113,403
Pre-provision net revenue to total average assets (annualized)	1.48 %	1.45 %	1.21 %	1.47 %	1.49 %
Weighted-average common shares outstanding – diluted	19,858,880	20,538,214	20,442,366	20,183,222	19,972,350
Pre-provision net revenue per common share – diluted	$0.89	$0.77	$0.62	$1.66	$1.51

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for (recovery of) loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	Three Months Ended			Six Months Ended	
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Annualized net income (loss) adjusted for non-core items:					
Net income (loss)	$ 4,749	$ (765)	$ 9,598	$ 3,984	$ 23,967
Add: net loss on investment securities	—	—	57	—	27
Less: tax effect of loss on investment securities (a)	—	—	12	—	6
Less: net gain on investment securities	62	319	—	381	—
Add: tax effect of net gain on investment securities (a)	13	67	—	80	—
Add: net loss on asset disposals and other transactions	122	87	293	209	475
Less: tax effect of net loss on asset disposals and other transactions (a)	26	18	62	44	100
Add: acquisition-related expenses	47	30	6,770	77	7,023
Less: tax effect of acquisition-related expenses (a)	10	6	1,422	16	1,475
Add: pension settlement charges	151	368	—	519	—
Less: tax effect of pension settlement charges (a)	32	77	—	109	—
Add: severance expenses	79	13	—	92	—
Less: tax effect of severance expenses (a)	17	3	—	20	—
Add: COVID-19 expenses	918	140	—	1,058	—
Less: tax effect of COVID-19 (a)	193	29	—	222	—
Net income (loss) adjusted for non-core items (after tax)	$ 5,739	$ (512)	$ 15,222	$ 5,227	$ 29,911
Days in the period	91	91	91	182	181
Days in the year	366	366	365	366	365
Annualized net income (loss)	$ 19,100	$ (3,077)	$ 38,497	$ 8,012	$ 48,331
Annualized net income (loss) adjusted for non-core items (after tax)	$ 23,082	$ (2,059)	$ 61,055	$ 10,511	$ 60,318
Return on average assets:					
Annualized net income (loss)	$ 19,100	$ (3,077)	$ 38,497	$ 8,012	$ 48,331
Total average assets	$ 4,828,016	$ 4,381,627	$ 4,239,779	$4,604,821	$4,113,403
Return on average assets	0.40 %	(0.07)%	0.91 %	0.17 %	1.17 %
Return on average assets adjusted for non-core items:					
Annualized net income (loss) adjusted for non-core items (after tax)	$ 23,082	$ (2,059)	$ 61,055	$ 10,511	$ 60,318
Total average assets	$ 4,828,016	$ 4,381,627	$ 4,239,779	$4,604,821	$4,113,403
Return on average assets adjusted for non-core items	0.48 %	(0.05)%	1.44 %	0.23 %	1.47 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	Three Months Ended June 30, 2020	Three Months Ended March 31, 2020	Three Months Ended June 30, 2019	At or For the Six Months Ended June 30, 2020	At or For the Six Months Ended June 30, 2019
Annualized net income (loss) excluding amortization of other intangible assets:					
Net income (loss)	$ 4,749	$ (765)	$ 9,598	$ 3,984	$ 23,967
Add: amortization of other intangible assets	728	729	824	1,457	1,518
Less: tax effect of amortization of other intangible assets (a)	153	153	173	306	319
Net income (loss) excluding amortization of other intangible assets (after tax)	$ 5,324	$ (189)	$ 10,249	$ 5,135	$ 25,166
Days in the period	91	91	91	182	181
Days in the year	366	366	365	366	365
Annualized net income (loss)	$ 19,100	$ (3,077)	$ 38,497	$ 8,012	$ 48,331
Annualized net income (loss) excluding amortization of other intangible assets (after tax)	$ 21,413	$ (760)	$ 41,109	$ 10,326	$ 50,749
Average tangible equity:					
Total average stockholders' equity	$ 572,141	$ 596,246	$ 564,992	$ 584,193	$ 544,706
Less: average goodwill and other intangible assets	177,012	177,984	175,169	177,498	168,458
Average tangible equity	$ 395,129	$ 418,262	$ 389,823	$ 406,695	$ 376,248
Return on average stockholders' equity ratio:					
Annualized net income (loss)	$ 19,100	$ (3,077)	$ 38,497	$ 8,012	$ 48,331
Average stockholders' equity	$ 572,141	$ 596,246	$ 564,992	$ 584,193	$ 544,706
Return on average stockholders' equity	3.34 %	(0.52)%	6.81 %	1.37 %	8.87 %
Return on average tangible equity ratio:					
Annualized net income (loss) excluding amortization of other intangible assets (after tax)	$ 21,413	$ (760)	$ 41,109	$ 10,326	$ 50,749
Average tangible equity	$ 395,129	$ 418,262	$ 389,823	$ 406,695	$ 376,248
Return on average tangible equity	5.42 %	(0.18)%	10.55 %	2.54 %	13.49 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

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